July 18, 2025

Frank V. Saracino
Chief Financial Officer
BrightSpire Capital, Inc.
590 Madison Avenue, 33rd Floor
New York, NY 10022

       Re: BrightSpire Capital, Inc.
           Form10-K for the year ended December 31, 2024
           File No. 001-38377
Dear Frank V. Saracino:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for year ended December 31, 2024
Non-GAAP Supplemental Financial Measures
Undepreciated Book Value Per Share, page 60

1. We note your presentation of undepreciated book value and undepreciated book value per share as non-GAAP financial measures. In regards to your presentation please address the following
           Revise your disclosure regarding the definition of undepreciated book value as it does not appear to address all the items that are being adjusted from the most directly comparable GAAP measure, which appears to be stockholders equity excluding noncontrolling interests in investment entities. Specifically, your definition does not appear to discuss non-GAAP impairment of real estate as an adjustment; and
           Expand your disclosure to indicate that the non-GAAP impairment adjustment is itself a non-GAAP financial measure, provide a reconciliation to its most directly comparable GAAP measure and expand your disclosure to discuss the usefulness of such measure.
       Refer to Item 10(e) of Regulation S-K.
 July 18, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction